                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILES PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )/1

                                OraPharma, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                  68554E 10 6
       -----------------------------------------------------------------
                                 (CUSIP Number)

                                 March 9, 2000
       -----------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)



--------
       1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP No. 68554E 10 6                                         Page 2 of 11 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                          Domain Partners
     I.R.S. Identification                             IV, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [ X ]
     if a Member of a Group                             (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                              Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                     5)   Sole Voting         1,033,510 shares
Shares Beneficially                Power               of Common Stock
Owned by Each                                          (including shares
Reporting Person                                       issuable upon
With                                                   exercise of
                                                       warrants)
                              --------------------------------------------------
                              6)   Shared Voting
                                   Power                   -0-
                              --------------------------------------------------
                              7)   Sole Disposi-       1,033,510 shares
                                   tive Power          of Common Stock
                                                       (including shares
                                                       issuable upon
                                                       exercise of
                                                       warrants)
                              --------------------------------------------------
                              8)   Shared Dis-
                                   positive Power          -0-
                              --------------------------------------------------

9)   Aggregate Amount Beneficially                     1,033,510 shares
     Owned by Each Reporting person                    of Common Stock
                                                       (including shares
                                                       issuable upon
                                                       exercise of
                                                       warrants)
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares


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CUSIP No. 68554E 10 6                                         Page 3 of 11 Pages


--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                        7.7%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                PN



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CUSIP No. 68554E 10 6                                         Page 4 of 11 Pages

--------------------------------------------------------------------------------
1)   Name of Reporting Person                          DP IV Associates,
     I.R.S. Identification                             L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [ X ]
     if a Member of a Group                             (b) [   ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place                              Delaware
     of Organization
--------------------------------------------------------------------------------
Number of                     5)   Sole Voting         24,766 shares
Shares Beneficially                Power               of Common Stock
Owned by Each                                          (including shares
Reporting Person                                       issuable upon
With                                                   exercise of
                                                       warrants)
                              --------------------------------------------------
                              6)   Shared Voting
                                   Power                   -0-
                              --------------------------------------------------
                              7)   Sole Disposi-       24,766 shares
                                   tive Power          of Common Stock
                                                       (including shares
                                                       issuable upon
                                                       exercise of
                                                       warrants)
                              --------------------------------------------------
                              8)   Shared Dis-
                                   positive Power          -0-
                              --------------------------------------------------

9)   Aggregate Amount Beneficially                     24,766 shares
     Owned by Each Reporting person                    of Common Stock
                                                       (including shares
                                                       issuable upon
                                                       exercise of
                                                       warrants)
--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares


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CUSIP No. 68554E 10 6                                         Page 5 of 11 Pages


--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                        0.2%
     Amount in Row (9)
--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                PN

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CUSIP No. 68554E 10 6                                         Page 6 of 11 Pages


                                  Schedule 13G
                                  ------------

Item 1(a) -    Name of Issuer: OraPharma, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               732 Lewis Drive, Suite 2000
               Warminster, PA 18974

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Domain Partners IV, L.P., a Delaware limited partnership ("Domain IV") and DP IV Associates, L.P., a Delaware limited partnership ("DP IV A") (together, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               One Palmer Square
               Princeton, NJ  08542

Item 2(c) -    Place of Organization:

               Domain IV:  Delaware
               DP IV A:  Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock

Item 2(e) -    CUSIP Number: 68554E 10 6

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.



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CUSIP No. 68554E 10 6                                         Page 7 of 11 Pages

Item 4 -       Ownership.

               (a) Amount Beneficially Owned:

               Domain IV: 1,033,510 shares of Common Stock (including shares issuable upon exercise of warrants)
               DP IV A: 24,766 shares of Common Stock (including shares issuable upon exercise of warrants)

               (b) Percent of Class:

               Domain IV: 7.7%
               DP IV A: 0.2%

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:
               Domain IV: 1,033,510 shares of Common Stock (including shares issuable upon exercise of warrants)
               DP IV A: 24,766 shares of Common Stock (including shares issuable upon exercise of warrants)

               (ii) shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of:
               Domain IV: 1,033,510 shares of Common Stock (including shares issuable upon exercise of warrants)
               DP IV A: 24,766 shares of Common Stock (including shares issuable upon exercise of warrants)

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of


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CUSIP No. 68554E 10 6                                         Page 8 of 11 Pages

               Another Person:

               Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.


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CUSIP No. 68554E 10 6                                         Page 9 of 11 Pages

Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              DOMAIN PARTNERS IV, L.P.
                                              By:  One Palmer Square Associates
                                              IV, L.L.C., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                --------------------------------
                                                       Managing Member


                                              DP IV ASSOCIATES, L.P.
                                              By:  One Palmer Square Associates
                                              IV, L.L.C., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                --------------------------------
                                                       Managing Member



Date: February 9, 2001



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CUSIP No. 68554E 10 6                                        Page 10 of 11 Pages

                                                                       EXHIBIT 1
                                  AGREEMENT OF
                            DOMAIN PARTNERS IV, L.P.
                                      AND
                             DP IV ASSOCIATES, L.P.
                           PURSUANT TO RULE 13d-1(f)
                           -------------------------

                  The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                              DOMAIN PARTNERS IV, L.P.
                                              By:  One Palmer Square Associates
                                              IV, L.L.C., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                --------------------------------
                                                       Managing Member


                                              DP IV ASSOCIATES, L.P.
                                              By:  One Palmer Square Associates
                                              IV, L.L.C., General Partner

                                              By /s/ Kathleen K. Schoemaker
                                                --------------------------------
                                                       Managing Member



Date: February 9, 2001


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CUSIP No. 68554E 10 6                                        Page 11 of 11 Pages

                                                                       EXHIBIT 2

                       Identification and Classification
                            of Members of the Group
                       ---------------------------------

                  Domain Partners IV, L.P. and DP IV Associates, L.P. are filing this statement on Schedule 13G as a group.

                  Domain Partners IV, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.


                  DP IV Associates, L.P. is a Delaware limited partnership.
Its sole general partner is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company.